SCHEDULE 13D

Amendment No. 1
COLT Telecom Group plc
Ordinary Shares
Cusip # G22944121


Cusip # G22944121
Item 1:	Reporting Person - FMR Corp.
Item 4:	WC
Item 6:	Delaware
Item 7:	831,083,580
Item 8:	None
Item 9:	831,083,580
Item 10:	None
Item 11	831,083,580
Item 13:	55.07%
Item 14:	HC


Cusip # G22944121
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	831,083,580
Item 10:	None
Item 11:	831,083,580
Item 13:	55.07%
Item 14:	IN


Cusip # G22944121
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	831,083,580
Item 10:	None
Item 11:	831,083,580
Item 13:	55.07%
Item 14:	IN




Item 1.	Security and Issuer.

	This statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on January 14, 2002 (the "Original 13D"), and relates to the ordinary shares, par value 2.5 pence per share (the "Ordinary Shares"), of COLT Telecom Group plc, a corporation organized under the laws of England and Wales, which has its principal executive offices at 15 Marylebone Road, London, NW 15JD, United Kingdom (the "Company").

Item 2.	Identity and Background.

	Item 2 is amended in its entirety as follows:

	This statement is being filed by (i) FMR Corp., a Delaware corporation ("FMR"), (ii) Edward C. Johnson 3d, individual and (iii) Abigail P. Johnson, individual (collectively, the "Reporting
Persons").

FMR is a diversified financial services company. The primary business activities of FMR are: (i) providing investment advisory and management services, primarily to the Fidelity Investments mutual funds; (ii) distributing investment products and providing securities brokerage and clearing services; (iii) providing participant record-keeping, transfer agent and investment portfolio services; and (iv) investing in and operating non-financial services businesses and real
estate.    The business address and principal place of business of
FMR is 82 Devonshire Street, Boston, Massachusetts 02109.

Fidelity International Limited, a Bermuda joint stock company ("FIL"), and various of FIL's foreign-based subsidiaries, provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL operates as an entity independent of FMR and FMRCo. FIL beneficially owns 78,093,618 Ordinary Shares (representing 5.17% of the Ordinary Shares deemed outstanding on the date hereof). The business address and principal place of business of FIL is Pembroke Hall, 42 Crowlane, Hamilton, Bermuda.

FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other entity within the meaning of Rule 13d-3 promulgated under the 1934 Act. FMR and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub-adviser to the other, their investment decisions are made independently, and their clients are generally different organizations. Therefore, FMR and FIL are each of the view that the Ordinary Shares held by the other entity need not be aggregated for purposes of Section 13(d). However, FMR is aggregating FIL's Ordinary Shares with its own on a voluntary basis for the purposes of making this filing as if all of the shares are beneficially owned by FMR and FIL on a joint basis. FMR and FIL are also members of a concert group (the "FMR Concert Group") for purposes of Rule 9 under the U.K. City Code on Takeovers and Mergers.

The names and present principal occupation or employment of each of the directors and executive officers of FMR is set forth on Schedule A, attached hereto and incorporated herein by reference; the names and present principal occupation or employment of each of the directors and executive officers of FIL is set forth on Schedule B, attached hereto and incorporated herein by reference.

With the exception of Edward C. Johnson 3d and Abigail P.
Johnson, each of the executive officers and directors named on Schedule A and Schedule B disclaims beneficial ownership of any of the Ordinary Shares that are the subject of this Schedule 13D.

Edward C. Johnson 3d is Chairman of the Board of Directors of
FMR and owner of 12.0% of FMR's aggregate outstanding voting stock.
Mr. Johnson is also Chairman of the Board of Directors of FIL.   A
partnership controlled by Mr. Johnson and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes that may be cast by all holders of FIL voting stock. The business address and principal place of business of Mr. Johnson is the same as that of FMR. Mr. Johnson is a citizen of the United States.

Abigail P. Johnson is a member of the Board of Directors of FMR and owner of 24.5% of FMR's aggregate outstanding voting stock. A partnership controlled by members of Ms. Johnson's family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes that may be cast by all holders of FIL voting stock. The business address and principal place of business of Ms. Johnson is the same as that of FMR. Ms. Johnson is a citizen of the United States.

Members of the Edward C. Johnson 3d family, through their
ownership of voting common stock and the execution of a shareholders' voting agreement, may be deemed under the Investment Company Act of
1940 to form a controlling group with respect to FMR.   The Johnson
family and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Johnson family members are the predominant owners of Class B shares of common stock of FMR, representing approximately 49% of the voting power of FMR.

	Within the past five years, none of the persons named in this
Item 2 or listed on Schedule A or Schedule B hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is supplemented as follows:

Subsequent to the filing of the Original 13D, FIL and Colt, Inc., a Delaware corporation and indirect wholly owned subsidiary of FMR (FIL and Colt, Inc. to be referred to herein collectively as "Fidelity"), purchased a total of 15,944,000 Ordinary Shares (the "Subject Shares") in the open market for cash totaling approximately
GBP 8,478,041, including a 0.5% stamp duty and other taxes imposed on transactions of shares in companies organized under the laws of England and Wales, and normal brokerage commissions. The U.S. dollar equivalent of the total purchase price for the Subject Shares, based on the foreign exchange rates reported in the Federal Reserve Statistical Releases of Foreign Exchange Rates for the various dates on which the Subject Shares were purchased, was approximately $5,821,771.66. Fidelity used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. The attached Schedule C sets forth the various purchase dates for the Subject
Shares, together with the purchase prices in British pounds sterling and the respective U.S. dollar equivalents based upon the exchange rates reported in the applicable Federal Reserve Statistical Releases of Foreign Exchange Rates.

Item 4.	Purpose of Transaction.

	Item 4 is supplemented as follows:

Fidelity purchased the Subject Shares in order to provide capital to the Company and to acquire an equity interest in the Company. As of the date hereof, Fidelity is holding such securities solely for investment and has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 of the form of Schedule 13D. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may increase or decrease its equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.



Item 5.	Interest in Securities of Issuer.

	Item 5 is supplemented as follows:

As of the date hereof, (a) FMR beneficially owned 831,083,580 Ordinary Shares (representing 55.07% of the Ordinary Shares deemed outstanding on the date hereof), (b) Edward C. Johnson 3d beneficially owned 831,083,580 Ordinary Shares (representing 55.07% of the Ordinary Shares deemed outstanding on the date hereof), (c) Abigail P. Johnson beneficially owned 831,083,580 Ordinary Shares (representing 55.07% of the Ordinary Shares deemed outstanding on the date hereof) and (iv) FIL beneficially owned 78,093,618 Ordinary Shares (representing 5.17% of the Ordinary Shares deemed outstanding on the date hereof).

As reported in Item 3 hereof, subsequent to the filing of the Original 13D Fidelity purchased the 15,944,000 Subject Shares in the open market for cash at varying prices totaling GBP7,436,768.50, including a 0.5% stamp duty and other taxes imposed on transactions of shares in companies organized under the laws of England and Wales, and normal brokerage commissions. The U.S. dollar equivalent of the total purchase price for the Subject Shares, based on the foreign exchange rates reported in the Federal Reserve Statistical Releases of Foreign Exchange Rates for the various dates on which the Subject Shares were purchased, was approximately $5,821,771.66. Additionally, FIL purchased a number of convertible senior notes of the Company entitling FIL to receive 1,610,481 Ordinary Shares upon conversion. As a result of such acquisitions, (i) FIL's beneficial ownership increased from 69,320,656 Ordinary Shares (representing 4.60% of the Ordinary Shares deemed outstanding on the date hereof) to 78,093,618 Ordinary Shares (representing 5.17% of the Ordinary Shares deemed outstanding on the date hereof) and (ii) the beneficial ownership of each of the Reporting Persons increased from 814,079,098 Ordinary Shares (representing 54.01% of the Ordinary Shares deemed outstanding on the date hereof) to 831,083,580 Ordinary Shares (representing 55.07% of the Ordinary Shares deemed outstanding on the date hereof).

Under U.K. law, FIL is not required to aggregate shares held by FIL-advised index funds such as Fidelity Money Builder Index Fund with shares held by entities of the FMR Concert Group for purposes of Rule 9 under the U.K. City Code on Takeovers and Mergers.

	Except as set forth herein, no transactions in the securities of the Company were effected by the Reporting Persons or by FIL within the 60 days prior to the date of this filing.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Item 6 is supplemented as follows:

Except as otherwise set forth in the Original 13D, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned and any other person with respect to any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.




SCHEDULE A

	Schedule A is amended in its entirety as follows:

The name and present principal occupation or employment of each executive officer and director of FMR are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens, except for David Denison (Canada) and Kevin J. Kelly (Canada).

                            POSITION WITH          PRINCIPAL
NAME                        FMR CORP.              OCCUPATION

Edward C. Johnson 3d        CEO, Director &        Chairman and Chief
Executive                   Chairman of the Board  Officer,Director, FMR Corp

James C. Curvey             Director               Director, FMR. Corp.

William L. Byrnes           Director               Director, FMR Corp.

Abigail P. Johnson          Director               Director, FMR Corp. &
                                                   President,Fidelity
                                                   Management & Research
                                                   Company

David Denison               Operating Committee    President, Fidelity
                            Member                 Institutional Member
                                                   Brokerage Group

Steven E. Elterich          Operating Committee    President, Fidelity
                            Member                 E-Business

Donald Haile                Operating Committee    President, Fidelity
                            Member                 Investments Systems
                                                   Company

Fred L. Henning, Jr.        Operating Committee    President, Fidelity
                            Member                 Corporate Services

Timothy T. Hilton           Operating Committee    President, Fidelity
                            Member                 Broadband Group

Stephen P. Jonas            Executive Vice         Executive Vice President &
                            President and Chief    Chief Financial Officer,
                            Financial Officer      FMR Corp.

Kevin J. Kelly              Operating Committee    President, Fidelity
                            Member                 Brokerage  Company

Robert Lawrence             Operating Committee    President, Fidelity
                            Member                 Strategic Investments

Ellyn A. McColgan           Operating Committee    President, Fidelity
                            Member                 Financial Intermediary
                                                   Services

Guy Patton                  Executive Vice         Executive Vice President,
                            President, Human       President, Human Resources,
                            Resources              FMR Corp.

Robert L. Reynolds          Vice Chairman &        Vice Chairman & Chief
                            Chief Operating        Operating Officer,
                            Officer                FMR. Corp.

Peter J. Smail              Operating Committee    President, Fidelity
                            Member                 Employer Services Company

Roger T. Servison           Executive Vice         Executive Vice President,
                            President              FMR Corp. & President,
                                                   Fidelity Brokerage
                                                   Services Japan, LLC

David C. Weinstein          Executive Vice         Executive Vice
                            President, Legal       President, Legal and
                            and Government         Government Affairs,
                            Affairs                FMR Corp.




SCHEDULE B

	Schedule B is amended in its entirety as follows:

	The name and present principal occupation or employment of each executive officer and director of Fidelity International Limited are set forth below. The business address of (a) Messrs. Johnson,
Byrnes, Denison and Walsh is 82 Devonshire Street, Boston, MA 02109,
(b) Messrs. Bateman and Haslam is Oakhill House, 130 Tonbridge Road, Hildenborough, Kent TN11 9DZ, England (c) Messrs. Saul, Moreno,
Mutch, Heath, Steward and Boyle and Ms. Powell is Pembroke Hall, 42 Crow Lane, Pembroke, HM19, Bermuda and (d) Mr. Goodin is 17th Floor, One International Finance Centre, 1 Harbor View Street, Central, Hong Kong. The address of each corporation or organization in which such principal occupation or employment is conducted is the same as the business address set forth above, with the exception of Mr. Bateman of Colt Telecom Group plc, whose corporate address is 15 Marylebone Road, London NW1 5JD, England, and Mr. Haslam of Fidelity
International Limited, whose corporate address is Pembroke Hall, 42
Crow Lane, Pembroke, HM19, Bermuda.   Messrs. Johnson, Byrnes, Moreno
and Walsh are United States citizens; Messrs. Bateman, Haslam, Heath, Steward and Boyle are British citizens; Messrs. Saul and Mutch are dual Bermudan and British citizens; Mr. Goodin is a New Zealand citizen and Mr. Denison and Ms. Powell are Canadian citizens.

NAME                         POSITION WITH             PRINCIPAL OCCUPATION
                             FIDELITY INTERNATIONAL
                             LIMITED

Edward C. Johnson 3d         Director &                Chairman and Chief
                             Chairman of the Board     Executive Officer,
                                                       Director, FMR Corp.

Barry R. J. Bateman          Director & Vice-Chairman  Director of Colt
                                                       Telecom Group, plc

William L. Byrnes            Director                  Director, FMR. Corp.

Glen R. Moreno               Director                  Director of Man Group
                                                       plc and a trustee of
                                                       the Prince of
                                                       Liechtenstein Foundation

David J. Saul                Director                  Director, Fidelity
                                                       International LImited

Frank Mutch                  Director                  Director, Fidelity
                                                       International LImited

David Denison                Director                  President, Fidelity
                                                       Institutional Brokerage
                                                       Group

Richard Walsh                Director                  Managing Director,
                                                       Fidelity Strategic
                                                       Investments

Brett Goodin                 Director                  President, Asia-Pacific
                                                       business

Simon Haslam                 Director and Chief        Chief Administrative
                             Administrative Officer    Officer, Fidelity
                                                       International Limited

Matthew Heath                Secretary                 Secretary, Fideltiy
                                                       International Limited

Andrew Steward               Chief Financial Officer   Chief Financial Officer,
                                                       Fidelity International
                                                       Limited

Jon Boyle                    Director of Treasury      Director of Treasury,
                                                       Fidelity International
                                                       Limited

Rosalie Powell               Assistant Company         Assistant Company
                             Secretary                 Secretary,Fidelity
                                                       International Limited



SCHEDULE C

Schedule C is added in its entirety by way of this Amendment No. 1:


During the past 60 days, FMR Corp. has purchased Ordinary Shares for cash in the open market as set forth below.

DATE            NUMBER                PRICE PER             DOLLAR EQUIVALENT
                OF ORDINARY SHARES    ORDINARY SHARE(GBP )   PRICE PER
                                                            ORDINARY SHARE
8/6/02            266,667                GBP 0.51                $0.33
8/6/02            400,000                GBP 0.50                $0.33
8/8/02          1,333,333                GBP 0.52                $0.34*

* Based on the exchange rate for August 7, 2002 reported in the Federal Reserve Statistical Release of Foreign Exchange Rates
(Release Date: August 7, 2002).



During the past 60 days, Fidelity International Limited has purchased Ordinary Shares for cash in the open market as set forth below.

DATE            NUMBER                PRICE PER             DOLLAR EQUIVALENT
                OF ORDINARY SHARES    ORDINARY SHARE(GBP)   PRICE PER
                                                            ORDINARY SHARE

8/6/02         133,333                 GBP 0.51             $0.33
8/6/02         200,000                 GBP 0.50             $0.33
8/8/02         666,667                 GBP 0.52             $0.34*

* Based on the exchange rate for August 7, 2002 reported in the Federal Reserve Statistical Release of Foreign Exchange Rates
(Release Date: August 7, 2002).


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					FMR Corp.



DATE:	August  8, 2002
        				By: /s/ Stuart Fross
        				Stuart Fross
        				Senior V.P. & Deputy General
        				Counsel - FMR Corp.
        				Duly authorized under Powers
        				of Attorney dated July 30,
        				2002 and December 30, 1997, by
        				and on behalf of FMR Corp. and
        				its direct and indirect
        				subsidiaries

Attachment



Attachment		Attachment Description
Number

1	Power of Attorney dated December 30, 1997*
2	Power of Attorney dated July 30, 2002


*Filed with the Original 13D and incorporated by reference herein.